

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



April 8, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dlw 4/17


SAMSUNG

ELECTRONICS

2008 Q1 Earnings Release Notice

2008 Q1 earnings conference call will be webcasted live in English at 10:00 a.m. on April 25, 2008. Related materials will be posted at www.samsung.com/ir.

- Samsung Electronics will also release 2008 Q1 earnings results in Korean at 4:30 pm on the same day.

(Hall 300 on the second basement of the Good morning Shinhan Securities Co., LTD.)

END